Exhibit 99.1
Caesarstone Reports Third Quarter Results

•	Third Quarter Revenue grew 5.5% to a new record of $144.3 million; Up 3.8% on a Constant Currency basis
•	Third Quarter Diluted EPS of $0.65; Adjusted Diluted EPS of $0.70
•	Revises Full-Year 2016 Guidance Range for Revenue and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2016.

Revenue in the third quarter of 2016 increased by 5.5% to a new record of $144.3 million as compared to $136.8 million in the same quarter of the prior year. On a constant currency basis, third quarter revenue growth was 3.8%. Growth in reported revenue was driven primarily by continued strong performances in Australia and Canada, which grew 21.8% and 13.0%, respectively; Israel and Rest of World, up 6.4% and 14.8%, respectively, also contributed to overall growth, partially offset by the United States and Europe, which declined 5.4% and 1.2%, respectively.

Yonathan Melamed, Chairman, commented, “We are pleased to continue to achieve record revenue with growth in many regions demonstrating the strength of our brand globally and the success of our innovative products.  At the same time, given the strength of the ongoing market opportunity for quartz, we are not satisfied with our third-quarter performance in the United States.  We have taken significant actions to enhance a number of key operating capabilities.  We have a strong business with excellent products, high level service and a tremendous brand and we believe we can reaccelerate our business in the United States.”

Gross margin in the third quarter was 40.5%, an increase of a full percentage point as compared to a margin of 39.5% in the same period in the prior year. The improved margin was primarily attributable to lower raw material costs.

Operating expenses in the third quarter were $30.3 million, or 21.0% of revenues, as compared to $29.4 million, or 21.5% of revenues, in the same quarter last year. The Company noted that legal settlements and loss contingencies expenses were $1.0 million in third quarter of 2016 compared with $4.7 million in the same quarter last year, when the Company initially recorded a liability related to Silicosis claims. Excluding these costs, operating expenses were $29.3 million, or 20.3% of revenues, as compared to $24.7 million, or 18.0% of revenues, in the same quarter last year. This increase reflects a significant expansion of the Company’s sales and marketing capabilities in the United States to support its plan to resume growth in all channels of distribution.

Operating income in the third quarter was $28.2 million, a margin of 19.5%, compared to $24.7 million, an operating margin of 18.1%, in the third quarter of 2015.

Adjusted EBITDA, which excludes share-based compensation, legal settlements and loss contingencies expenses and non-recurring items, was $37.5 million in the third quarter of 2016, a margin of 26.0%. This compares to adjusted EBITDA of $36.2 million in the prior year’s third quarter, a margin of 26.5%.  This year-over-year margin decrease reflects increased sales and marketing investments, primarily in the United States, partially offset by improved gross margin, as described above.

Finance expense in the third quarter was $1.1 million compared to $0.1 million during the same period in the prior year. The change was primarily due to net losses related to currency exchange rates fluctuations in the third quarter of 2016 of $0.2 million as compared with net gains of $0.7 million in the third quarter of 2015.

The Company’s net income attributable to controlling interest increased by 12.8% to $22.3 million for the third quarter of 2016 as compared to $19.8 million in the same quarter last year. Adjusted diluted net income per share for the third quarter was $0.70 on 34.5 million shares as compared to last year’s third quarter level of $0.69 on 35.5 million shares. This lower share count reflects the impact of the Company’s recently completed share repurchase program that was initiated in February 2016.  Through the end of the third quarter, the Company repurchased 1.1 million shares for a total of $39.4 million.

The Company's balance sheet as of September 30, 2016 remained strong with cash, cash equivalents and short-term bank deposits of $74.5 million, sequential growth of $18.9 million as compared to June 30, 2016, despite $9.7 million of cash deployed for share repurchase during the third quarter.

Guidance

The Company reduced its 2016 annual guidance to reflect the third quarter results and the continued organizational and operational transition in the United States.  The Company now anticipates full year 2016 revenue in the range of $524 million to $534 million and for adjusted EBITDA in the range of $125 million to $130 million.

Conference Call Details

Yonathan Melamed, the Company’s Chairman, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Third Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 13647437.  The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 2, 2016 and will last through 11:59 p.m. ET on November 16, 2016.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$74,542	$62,807
Trade receivables, net	73,873	59,185
Other accounts receivable and prepaid expenses	37,880	32,230
Inventories	102,005	95,479

Total current assets	288,300	249,701

LONG-TERM ASSETS:
Severance pay fund	3,418	3,296
Other receivables long-term	7,912	8,603

Total long-term assets	11,330	11,899

PROPERTY, PLANT AND EQUIPMENT, NET	222,100	225,438

OTHER ASSETS	5,123	6,883

GOODWILL	36,548	35,821

Total assets	$563,401	$529,742

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$8,667	$3,241
Trade payables	44,958	46,382
Related party and other loan	3,387	3,251
Accrued expenses and other liabilities	29,463	27,986

Total current liabilities	86,475	80,860

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,398	8,472
Legal settlements and loss contingencies long-term	12,684	11,190
Accrued severance pay	4,370	4,309
Long-term warranty provision	1,022	934
Deferred tax liabilities, net	14,223	14,767
Share-based payment	30	148

Total long-term liabilities	40,727	39,820

REDEEMABLE NON-CONTROLLING INTEREST	10,702	8,841

EQUITY:
Ordinary shares	370	370
Treasury shares - at cost	(39,430)	-
Additional paid-in capital	145,772	142,765
Accumulated other comprehensive (loss) income	280	(1,892)
Retained earnings	318,505	258,978

Total equity	425,497	400,221

Total liabilities and equity	$563,401	$529,742

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$144,306	$136,816	$403,568	$372,154
Cost of revenues	85,845	82,729	242,514	220,147

Gross profit	58,461	54,087	161,054	152,007

Operating expenses:
Research and development	929	630	2,578	2,059
Marketing and selling	17,967	14,116	51,775	44,474
General and administrative	10,370	9,904	30,251	27,012
Legal settlements and loss contingencies, net	1,020	4,719	2,753	4,719

Total operating expenses	30,286	29,369	87,357	78,264

Operating income	28,175	24,718	73,697	73,743
Finance expenses, net	1,120	106	2,318	2,397

Income before taxes on income	27,055	24,612	71,379	71,346
Taxes on income	4,282	4,193	10,213	11,280

Net income	$22,773	$20,419	$61,166	$60,066

Net income attributable to non-controlling interest	(430)	(613)	(1,639)	(1,010)
Net income attributable to controlling interest	$22,343	$19,806	$59,527	$59,056
Basic net income per ordinary share	$0.65	$0.56	$1.71	$1.68
Diluted net income per ordinary share	$0.65	$0.56	$1.70	$1.67
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,412,294	35,294,755	34,867,064	35,238,001
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,450,561	35,464,130	34,927,479	35,468,422

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Nine months ended September 30,
U.S. dollars in thousands	2016	2015

Cash flows from operating activities:

Net income	$61,166	$60,066
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,043	15,628
Share-based compensation expense	2,533	608
Accrued severance pay, net	(74)	191
Changes in deferred tax, net	(5,975)	(2,116)
Capital loss	27	-
Legal settlements and loss contingencies, net	2,753	4,719
Compensation paid by a shareholder	266	-
Increase in trade receivables	(13,595)	(4,944)
Increase in other accounts receivable and prepaid expenses	(1,027)	(2,288)
Increase in inventories	(3,715)	(14,078)
Decrease in trade payables	(413)	(9,484)
Increase (decrease) in warranty provision	30	(506)

Increase in accrued expenses and other liabilities including related party	2,613	3,637

Net cash provided by operating activities	65,632	51,433

Cash flows from investing activities:

Purchase of property, plant and equipment	(16,961)	(57,542)
Proceeds from sale of property, plant and equipment	21	-
Decrease in long term deposits	27	131

Net cash used in investing activities (*)	(16,913)	(57,411)

Cash flows from financing activities:

Dividend paid by subsidiary to non-controlling interest	(243)	-
Changes in short-term bank credit and loans, net	5,121	6,770
Repayment of a financing leaseback related to Bar-Lev transaction	(826)	(819)
Purchase of treasury shares at cost	(39,430)	-

Net cash provided by (used in) financing activities	(35,378)	5,951

Effect of exchange rate differences on cash and cash equivalents	(1,606)	(1,706)

Increase in cash and cash equivalents and short-term bank deposits	11,735	(1,733)
Cash and cash equivalents and short-term bank deposits at beginning of the period	62,807	54,327

Cash and cash equivalents and short-term bank deposits at end of the period	$74,542	$52,594

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(1,126)	2,115

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2016	2015	2016	2015
	(Unaudited)

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$22,773	$20,419	$61,166	$60,066
Finance expenses, net	1,120	106	2,318	2,397
Taxes on income	4,282	4,193	10,213	11,280
Depreciation and amortization	7,074	6,030	21,043	15,628
Legal settlements and loss contingencies, net (a)	1,020	4,719	2,753	4,719
Compensation paid by a shareholder (b)	266	-	266	-
Share-based compensation expense (c)	986	745	2,533	1,146
Adjusted EBITDA (Non-GAAP)	$37,521	$36,212	$100,292	$95,236

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$22,343	$19,806	$59,527	$59,056
Legal settlements and loss contingencies, net (a)	1,020	4,719	2,753	4,719
Compensation paid by a shareholder (b)	266	-	266	-
Share-based compensation expense (c)	986	745	2,533	1,146
Tax adjustment (d)	-	-	(1,158)	-
Total adjustments	2,272	5,464	4,394	5,865
Less tax on non-tax adjustments (e)	360	866	884	927
Total adjustments after tax	1,912	4,598	3,509	4,938

Adjusted net income attributable to controlling interest (Non-GAAP)	$24,255	$24,404	$63,036	$63,994
Adjusted diluted EPS (f)	$0.70	$0.69	$1.80	$1.80

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(d)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(e)	Tax adjustments for the three and nine months ended September 30, 2016 and 2015 were based on the effective tax rates for these periods, respectively.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2016	2015	2016	2015

USA	$58,379	$61,685	$167,634	$166,792
Australia	35,637	29,258	94,848	79,603
Canada	22,379	19,804	64,280	52,860
Israel	11,316	10,632	32,729	30,054
Europe	6,985	7,067	20,407	18,469
Rest of World	9,610	8,371	23,670	24,376
	$144,306	$136,816	$403,568	$372,154